November 16, 2009
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs Katherine Wray

Re:	Compellent Technologies, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-162633
Dear Ladies and Gentlemen:
     Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters of the proposed public offering of shares of common stock, $0.001 par value per share, of the Company, hereby advise you that the Preliminary Prospectus, dated November 12, 2009 and included in Amendment No. 1 to the above-referenced Registration Statement, filed with the Securities and Exchange Commission on November 12, 2009, was distributed during the period November 12, 2009 through November 16, 2009 as follows:
     · 5 to underwriters
     · 0 to dealers
     · 100 institutions
     · 20 others
Total: 125 Preliminary Prospectuses*
* Please note that all prospectuses were delivered electronically.

Securities and Exchange Commission
November 16, 2009

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective on November 17, 2009 at 2:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED PIPER JAFFRAY THOMAS WEISEL PARTNERS LLC NEEDHAM & COMPANY, LLC PACIFIC CREST SECURITIES MERRIMAN CURHAN FORD & CO CRAIG-HALLUM CAPITAL GROUP
By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ John D. Tyree
Name:	John Tyree
Title:	Managing Director